                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                          For the Month of September 2004
                 Material Change Report dated September 9, 2004
                                  News Release
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
        -----------------------------------------------------------------
             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant  files or will file annual reports
under cover Form 20-F or Form 40-F:     Form 20-F       40-F  X
                                                 ----        ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:       No:  X
    ----       ----

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ID Biomedical Corporation


                                     By: /s/ Anthony F. Holler
                                         -----------------------------------

                                     Anthony F. Holler, Chief Executive Officer


Date: September 9, 2004

[SHIRE LOGO]                                                [ID BIOMEDICAL LOGO]



For immediate release


           SALE OF SHIRE VACCINES BUSINESS TO ID BIOMEDICAL COMPLETED


BASINGSTOKE, UK AND VANCOUVER, CANADA - 9 SEPTEMBER 2004 - Shire Pharmaceuticals Group plc (Shire) (LSE: SHP, NASDAQ: SHPGY, TSX: SHQ) and ID Biomedical Corporation (ID Biomedical) (TSX: IDB; NASDAQ: IDBE) announced today that they have closed the sale of Shire's vaccines business to ID Biomedical. All conditions precedent to this transaction, which included Canadian Competition authorities' approval and various consents under Canadian government contracts, have now been satisfied.

Shire's Chief Executive, Matthew Emmens commented:

"ID Biomedical is the ideal company to take the vaccines business further. In recent weeks an integration team from both companies has been working to close this transaction and I am very pleased that this deal has reached its conclusion. Our R&D investment going forward will now be dedicated to supporting our clear therapeutic focus and the development of the later stage products in our pipeline."

Said Anthony Holler, ID Biomedical's Chief Executive Officer:

"This acquisition gives ID Biomedical the ability to fully develop and manufacture all of our products in development. This capability will translate into a significant share of product revenues from our co-development or marketing partners. The type of transactions that are now possible for ID Biomedical have the potential to transform our company and allow us to create a significant business. With the closing of this transaction, ID Biomedical has a product portfolio, highly experienced people, appropriate facilities and the business plan to become a global premier vaccine company."

FOR FURTHER INFORMATION PLEASE CONTACT:

INVESTOR RELATIONS -- SHIRE
Clea Rosenfeld                                            +44 1256 894 160
INVESTOR RELATIONS - ID BIOMEDICAL
Dean Linden                                               (604) 431-9314

MEDIA - SHIRE
Jessica Mann                                              +44 1256 894 280
MEDIA - ID BIOMEDICAL
Michele Roy                                               (450) 978-6238
Dean Linden                                               (604) 431-9314


NOTES TO EDITORS

The intention to exit the vaccines business was first announced by Shire in July 2003. This followed Shire's strategic review, which refocused Shire on fewer projects at a later stage of development, as well as marketed products. The vaccines business is no longer core to Shire's global strategy, and upon completion of this transaction Shire will be exclusively focused on therapeutic products meeting the needs of specialists doctors.

In 2003, Shire's vaccines business generated revenues of US$24.8 million and a net operating loss of US$21.9 million.

The transaction was disclosed in the Shire financial statements for the period ended June 30, 2004 as a discontinued operation.


TERMS OF THE TRANSACTION

The consideration was US$120 million of which US$60 million is to be received in cash in two equal installments, one was received at closing and the other will be received on the first anniversary of closing of the transaction. The remaining US$60 million was paid through the issuance of 4,931,864 subscription receipts to acquire common shares of ID Biomedical. If ID Biomedical completes one or more cash offerings within 22 months after closing, Shire may elect to exchange all or part of its subscription receipts for up to US$60 million cash. Under the terms of the agreement, ID Biomedical is required to reimburse Shire for the net cost of operating the vaccines business from June 30, 2004 until closing.

As part of the transaction, Shire provides ID Biomedical with a loan facility of up to US$100 million, which can be drawn down over the next 4 years. This facility can be used by ID Biomedical to fund development of injectable flu and pipeline products within the vaccines business acquired from Shire. This loan will be repayable out of income generated by ID Biomedical on future non-Canadian injectable flu and other pipeline sales, subject to certain minimum annual repayments in respect of US$30 million of the drawings.

SHIRE PHARMACEUTICALS GROUP PLC

Shire Pharmaceuticals Group plc (Shire) is a global specialty pharmaceutical company with a strategic focus on meeting the needs of the specialist physician and currently focuses on developing projects and marketing products in the areas of central nervous system (CNS), gastrointestinal (GI), and renal diseases. Shire has operations in the world's key pharmaceutical markets (US, Canada, UK, France, Italy, Spain and Germany) as well as a specialist drug delivery unit in the US.

Bear Sterns acted as the financial advisers to Shire on this transaction.

For further information on Shire, please visit the Company's website: www.shire.com
-------------

ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a worldwide premier vaccine company with significant marketed products and an extensive pipeline in both clinical and preclinical development.

More information on ID Biomedical can be found at www.idbiomedical.com.
                                                  --------------------


SHIRE PHARMACEUTICALS GROUP PLC SAFE HARBOR

THE "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements included herein that are not historical facts, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire's results could be materially affected. The risks and uncertainties include, but are not limited to, risks associated with the inherent uncertainty of pharmaceutical research, product development, manufacturing and commercialization, the impact of competitive products, including, but not limited to, the impact on Shire's Attention Deficit Hyperactivity Disorder (ADHD) franchise, patents, including but not limited to, legal challenges relating to Shire's ADHD franchise, government regulation and approval, including but not limited to the expected product approval dates of lanthanum carbonate (FOSRENOL(R)), METHYPATCH(R), XAGRID(R) and the adult indication for ADDERALL XR(R), the implementation of the planned reorganization and other risks and uncertainties detailed from time to time in Shire's filings with the Securities and Exchange Commission.

ID BIOMEDICAL SAFE HARBOR

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them